                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.      )*
                                          -----

                                  DeSoto Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   250595105
               -------------------------------------------------------

                           (CUSIP Number)
Lance Lessman                                       Andrew Levander
LL Capital Partners, L.P.                           Shereff, Friedman, Hoffman &
375 Park Avenue                                     Goodman, LLP
New York, N.Y. 10152 (212) 935-7500                 919 Third Avenue
                                                    New York, N.Y. 10022
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                        October 6, 1995
                -------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13D

CUSIP NO. 250595105

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lance Lessman
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                                 WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
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      NUMBER OF          7. SOLE VOTING POWER                       445,800
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                         -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  445,800
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                    -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              445,800
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 9.5%
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14.   TYPE OF REPORTING PERSON*                                          IN
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
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                SCHEDULE 13D

CUSIP NO. 250595105

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LL Capital Partners, L.P.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                                 WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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      NUMBER OF          7. SOLE VOTING POWER                          445,800
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     445,800
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 445,800
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 9.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

          This filing relates to the common stock (the "Common Stock") of DeSoto Inc. (the "Company"). The address of the principal executive offices of the Company is 16750 South Vincennes, South Holland, IL 60473.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This Schedule 13D is being filed jointly by LL Capital Partners, L.P., a Delaware limited partnership ("LL"), and its general partner, Lance Lessman. LL and Lance Lessman are collectively referred to herein as the "Reporting Persons."

          (b), (c) and (f) The address of LL is 375 Park Avenue, New York, New York 10152. LL is a Delaware limited partnership. Its principal business is investments.

          Lance Lessman's principal occupation is investment management and his business address is c/o LL Capital Partners, L.P., 375 Park Avenue, New York, New York 10152. Mr. Lessman is a United States citizen.

          (d) and (e). During the past five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          The source of the funds used by LL to purchase 445,800 shares of Common Stock was working capital. LL purchased such shares of Common Stock for an aggregate amount of $1,915,787.50.

ITEM 4.   PURPOSE OF THE TRANSACTION

          LL acquired the shares of Common Stock reported hereby for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.








          Except for the foregoing and as disclosed below, neither Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) LL is the beneficial owner of 445,800 shares (9.5%) of the Common Stock.

          Lance Lessman, as the General Partner of LL, may be deemed to be the beneficial owner of the 445,800 shares of Common Stock beneficially owned by LL as described above.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 4,679,207 outstanding shares of Common Stock on July 31, 1995, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 1995.

          (b)  LL has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 445,800 shares of Common Stock beneficially owned by it. LL's power to vote and dispose of its shares rests with Lance Lessman in his capacity as LL's General Partner.

          (c) Each of the transactions by the Reporting Persons in the Common Stock that were effected during the past sixty days are listed below. Each of such transactions were open market purchases.

Date                    Shares          Price
----                    ------          -----

October 6, 1995          30,000         $4.875
October 6, 1995         192,300          4.875
October 5, 1995          69,000          4.875
October 3, 1995           8,000          5.00
October 2, 1995          18,500          5.125
September 29, 1995        2,400          4.875
September 27, 1995        3,000          5.00
September 26, 1995        2,000          4.75

                                       2






Date                    Shares          Price
----                    ------          -----


September 26, 1995       3,000           4.875
September 25, 1995      15,000           4.875
September 22, 1995       6,000           4.875
September 19, 1995       8,000           5.00
September 15, 1995       2,500           5.125
September 15, 1995      24,000           5.25
September 15, 1995       3,500           5.375
August 28, 1995          2,300           4.375

---------------
(d)  Not applicable.
(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A.     Agreement of Joint Filing.







                                    3





SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 1995

                                   LL CAPITAL PARTNERS, L.P.

                                   By: Lance Lessman, as General Partner

                                   /s/ Lance Lessman
                                   ------------------------------------
                                   Lance Lessman

                                   /s/ Lance Lessman
                                   ------------------------------------
                                   LANCE LESSMAN






                                      4






                           EXHIBIT A
                   AGREEMENT OF JOINT FILING


          In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of DeSoto Inc. and that this Agreement be included as an Exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 12th day of October, 1995.


                                   LL CAPITAL PARTNERS, L.P.


                                   By: Lance Lessman, as General Partner

                                   /s/ Lance Lessman
                                   ------------------------------------
                                   Lance Lessman

                                   /s/ Lance Lessman
                                   ------------------------------------
                                   LANCE LESSMAN